Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215274

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 8 DATED OCTOBER 5, 2018
TO THE PROSPECTUS DATED APRIL 26, 2018
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated April 26, 2018, Supplement No. 6 dated August 24, 2018, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 7 dated September 10, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the follow-on offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	clarification of our estimated use of proceeds.
OPERATING INFORMATION
Status of Our Follow-On Offering
The registration statement for our follow-on offering of $1,500,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on August 1, 2017. Of these shares, we are offering up to $1,200,000,000 in shares of common stock pursuant to the primary portion of our follow-on offering, consisting of two classes of shares: $660,000,000 in shares of Class A common stock (Class A shares) and $540,000,000 in shares of Class T common stock (Class T shares). We are also offering up to $300,000,000 in shares pursuant to the distribution reinvestment plan portion of our follow-on offering. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan.
During the month of September 2018, we accepted investors’ subscriptions for, and issued, a total of approximately 125,000 shares of our common stock in our follow-on offering, resulting in gross proceeds to us of approximately $2.8 million, consisting of approximately 79,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $1.8 million ($1.0 million in Class A shares and $848,000 in Class T shares), and approximately 46,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.0 million. As of September 30, 2018, we had accepted investors’ subscriptions for, and issued, a total of approximately 2.4 million shares of our common stock in our follow-on offering, resulting in gross proceeds to us of approximately $59.8 million ($39.0 million in Class A shares and $20.8 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan). As of September 30, 2018, approximately $1.4 billion in shares of our common stock remained available for sale in our follow-on offering. Combined with our initial public offering, we have issued a total of approximately 17.8 million shares of our common stock in our initial offering and our follow-on offering, resulting in gross proceeds to us of approximately $444.8 million ($398.7 million in Class A shares and $46.1 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan) as of September 30, 2018.
We will offer shares of our common stock pursuant to the follow-on offering until August 1, 2019, unless our board of directors terminates this offering at an earlier date or all shares being offered have been sold. If all of the shares we are offering have not been sold by August 1, 2019, we may extend this offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of the offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

PROSPECTUS UPDATES
Estimated Use of Proceeds
The following information supersedes and replaces footnotes (5) to the table contained in the section of our prospectus captioned “Estimated Use of Proceeds” beginning on page 65 of the prospectus and all similar discussions appearing throughout the prospectus.
(5) Acquisition expenses include both third-party acquisition expenses and insourced acquisition expenses. Aggregate acquisition expenses include legal fees and expenses, travel expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, acquisition and development of real estate properties, whether or not acquired. We may directly pay third parties for third-party acquisition expenses, and our advisor or its affiliates may incur expenses for third-party services, from time to time. We will reimburse our advisor and its affiliates for any such third-party acquisition expenses that they incur. Additionally, for certain services provided directly by our advisor or its affiliates, we will pay insourced acquisition expenses incurred related to selecting, evaluating and acquiring assets on our behalf, including legal advisory expenses, due diligence expenses, personnel expenses, acquisition-related administrative and advisory expenses, survey, property, contract review expenses, travel and communications expenses and other closing costs, as applicable, regardless of whether we acquire the asset. We will fix our insourced acquisition expenses on an annual basis to 0.5% of the purchase price of our acquisitions (including our pro rata share of debt attributable to such acquisitions) and 0.5% of the amount advanced for our loans or other investments (including our pro rata share of debt attributable to such investments), subject to a potential reduction in such expenses for the following year in light of our annual market check of fees and expenses paid to third parties for comparable services in our industry, pursuant to our advisory agreement. Furthermore, we expect to limit our third-party acquisition expenses (including those third-party acquisition expenses that we pay directly and those third-party acquisition expenses for which we reimburse our advisor) on an annual basis to 0.5% of the purchase price of our acquisitions (including our pro rata share of debt attributable to such acquisitions) and 0.5% of the amount advanced for our loans or other investments (including our pro rata share of debt attributable to such investments). Acquisition expenses and acquisition fees are not included in the contract purchase price of an asset. Notwithstanding the foregoing, the total of all acquisition expenses and acquisition fees paid by any party to any party, including any real estate commission, selection fee, development fees paid to an affiliate of our advisor, construction fee paid to an affiliate of our advisor, non-recurring management fee, loan fees or points or any fee of a similar nature, payable with respect to a particular property or investment shall be reasonable, and shall not exceed an amount equal to 6.0% of the contract purchase price of the property, or in the case of a mortgage loan 6.0% of the funds advanced, unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve fees and expenses in excess of this limit and determine the transaction to be commercially competitive, fair and reasonable to us.

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CCPT5-SUP-8F